UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.___________________________________________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MOL GLOBAL, INC.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)

MOL INVESTMENTS PTE. LTD.
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value $1.00 per share
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rixty, Inc. 133 Kearny St. STE 202, San Francisco, CA 94108, +1 415 986 3687
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 24, 2015
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)
A copy of the offer letter dated June 24, 2015 relating to the proposed termination of call option award agreements with respect to call options to acquire ordinary shares of MOL Global, Inc. entered into between MOL Investments Pte. Ltd. and certain employees of MOL Global, Inc. is attached to this Form CB as Exhibit A.

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

MOL Investments Pte. Ltd. is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Preecha Praipattarakul
(Signature)

Preecha Praipattarakul, Authorized Representative
(Name and Title)

June 24, 2015
(Date)

EXHIBIT INDEX

Exhibit Number	Description
A.
Offer letter dated June 24, 2015 relating to the proposed termination of call option award agreements with respect to call options to acquire ordinary shares of MOL Global, Inc. entered into between MOL Investments Pte. Ltd. and certain employees of MOL Global, Inc.